UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Constellation Energy Group, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, No Par Value
__________________________________________________________________________________
(Title of Class of Securities)

210371100
________________________________________________________________________________
(CUSIP Number)

Anne Le Lorier
Électricité de France International, S.A.
20, place de la Défense
92050 Paris la Défense Cedex
France
+33 1 40 42 70 32

______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Électricité de France International, S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,964,095
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.51%
14.	Type of Reporting Person (see instructions) CO

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation").  The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 2. Identity and Background.

(a) Name:  Électricité de France International, S.A. ("EDFI")

(b) Place of Organization:  France

Address of Principal Office:  20, place de la Défense, 92050 Paris la Défense Cedex, France

(c) Principal Business:  EDFI is a wholly owned subsidiary of Électricité de France, a European energy company based in France.

(d) EDFI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of EDFI, none of the executive officers and directors of EDFI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e) EDFI is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party. To the knowledge of EDFI, none of the executive officers and directors of EDFI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

EDFI has funded its purchases of shares of Constellation Common Stock from general working capital funds.

Item 4. Purpose of Transaction.

EDFI acquired the securities referenced in this report pursuant to an investor agreement, dated July 20, 2007 (the "Investor Agreement"), between EDFI and Constellation, entered into in connection with the joint venture arrangement between EDFI and Constellation with respect to development of nuclear projects in the United States and Canada.  Under the terms of the Investor Agreement, EDFI and Constellation agreed on certain terms and conditions of EDFI’s acquisition of Constellation Common Stock.  EDFI is permitted to acquire up to 9.9% of Constellation stock, and has agreed to vote its shares in the manner recommended by the board of directors of Constellation.  EDFI also agreed not to, without Constellation’s consent, acquire any additional securities in excess of the 9.9% ownership interest permitted by the Investor Agreement, participate in a solicitation of proxies, or seek to make a proposal or public announcement with respect to a merger, consolidation or sale of all or substantially all of the assets or a majority of the outstanding shares of Constellation, or any form of restructuring, or any other proposal inconsistent with the terms of the Investor Agreement.  Under the terms of the Investor Agreement, EDFI also agreed to restrictions on its ability to dispose of its shares of Common Stock.  Specifically, EDFI may not dispose of any of its shares of Common Stock for three years from the date of the Investor Agreement, and the amount of shares sold by EDFI in aggregate may not exceed, in any single day, 20% of the average daily trading volume of Constellation Common Stock over the preceding 30-day trading day period.  The foregoing summary of the Investor Agreement is qualified by reference to the copy of the Investor Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

EDFI evaluates its relationship with Constellation on an ongoing basis.  This evaluation sometimes includes discussions with Constellation with respect to whether to seek to expand EDFI's current relationship through an increase in its ownership position, together with appropriate and necessary modifications to the Investor Agreement.  EDFI expects this evaluation and discussion to continue in the future.  As of the date hereof, however, the Investor Agreement remains in place.

On August 28, 2008, EDFI entered into an Accelerated Share Purchase Agreement (the "Purchase Agreement") with Citibank, N.A. pursuant to which Citibank, N.A. delivered 8,100,000 shares of Common Stock to EDFI on September 3, 2008.  The Purchase Agreement is intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a) EDFI is the beneficial holder of 16,964,095 shares of Constellation's Common Stock.  Based on information contained in the Issuer's Form 10-Q filing with the Securities and Exchange Commission, dated July 31, 2008, there are 178,331,875 issued and outstanding shares of Constellation's Common Stock; accordingly, EDFI is the beneficial owner of 9.51% of Constellation's issued and outstanding Common Stock.

(b) Pursuant to the Investor Agreement, EDFI has agreed to vote its shares of Common Stock in the manner recommended by the board of directors of Constellation, and EDFI's ability to dispose of its shares is restricted.  As a result, EDFI does not have the sole power to vote or to direct the vote of any shares of the Issuer's Common Stock.

(c) On August 28, 2008, EDFI entered into an Accelerated Share Purchase Agreement (the "Purchase Agreement") with Citibank, N.A. pursuant to which Citibank, N.A. delivered 8,100,000 shares of Common Stock to EDFI on September 3, 2008.  On that date, EDFI paid an initial price under the Purchase Agreement of $68.49 per share, the closing price of the Common Stock on the New York Stock Exchange on August 28, 2008.  Later this year, EDFI and Citibank, N.A. will settle any additional amount owed under the Purchase Agreement in cash, except in certain limited circumstances.  The settlement will be based generally on the volume-weighted average price of the Common Stock during a specified period under the Purchase Agreement.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by EDFI, other than as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Investor Agreement (which is defined and described in Item 4 and filed as Exhibit 99.1 hereto) and the Purchase Agreement (which is defined and described in Item 4), to EDFI's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Investor Agreement, dated July 20, 2007, between Électricité de France International, S.A. and Constellation Energy Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: September 8, 2008

ÉLECTRICITÉ DE FRANCE INTERNATIONAL, S.A. /s/ Anne Le Lorier______________________________
Name:	Anne Le Lorier
Title:	DIRECTEUR GÉNÉRAL ADJOINT CORPORATE FINANCE-TRÉSORERIE